Before the

U.S. SECURITIES AND EXCHANGE COMMISSION

In the Matter of Application

of

COHEN & STEERS ADVANTAGE INCOME REALTY FUND, INC.
COHEN & STEERS GLOBAL INCOME BUILDER, INC.
COHEN & STEERS PREMIUM INCOME REALTY FUND, INC.
COHEN & STEERS QUALITY INCOME REALTY FUND, INC.
COHEN & STEERS REIT AND PREFERRED INCOME FUND, INC.
COHEN & STEERS REIT AND UTILITY INCOME FUND, INC.
COHEN & STEERS SELECT UTILITY FUND, INC.
COHEN & STEERS WORLDWIDE REALTY INCOME FUND, INC.

File No. 812-13594

AMENDMENT NO. 1 AMENDING AND RESTATING THE APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR EXEMPTION FROM SECTIONS 18(a)(1)(A) AND 18(a)(1)(B) OF THE INVESTMENT COMPANY ACT OF 1940

March 26, 2009

Please direct all communications regarding this Application to:	Copies to

Francis C. Poli, Esq.	Stuart H. Coleman, Esq.
Cohen & Steers Capital Management, Inc.	Stroock & Stroock & Lavan LLP
280 Park Avenue	180 Maiden Lane
New York, New York 10017	New York, New York 10038
212.446.9112	212.806.6049

This document contains 33 pages (including exhibits),
which have been numbered sequentially.

UNITED STATES OF AMERICA

BEFORE THE U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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In the Matter of

COHEN & STEERS ADVANTAGE INCOME REALTY FUND, INC.; COHEN & STEERS GLOBAL INCOME BUILDER, INC.; COHEN & STEERS PREMIUM INCOME REALTY FUND, INC.; COHEN & STEERS QUALITY INCOME REALTY FUND, INC.; COHEN & STEERS REIT AND PREFERRED INCOME FUND, INC.; COHEN & STEERS REIT AND UTILITY INCOME FUND, INC.; COHEN & STEERS SELECT UTILITY FUND, INC. and COHEN & STEERS WORLDWIDE REALTY INCOME FUND, INC.

280 Park Avenue

New York, New York 10017

) ) ) ) ) ) ) ) ) ) ) ) )

Amendment No. 1 Amending and Restating the Application for an Order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended, for exemption from certain provisions of Section 18(a)(1) of the Investment Company Act of 1940, as amended

File No. 812-13594

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Cohen & Steers Advantage Income Realty Fund, Inc. ("RLF"), Cohen & Steers Global Income Builder, Inc. ("INB"), Cohen & Steers Premium Income Realty Fund, Inc. ("RPF"), Cohen & Steers Quality Income Realty Fund, Inc. ("RQI"), Cohen & Steers REIT and Preferred Income Fund, Inc. ("RNP"), Cohen & Steers REIT and Utility Income Fund, Inc. ("RTU"), Cohen & Steers Select Utility Fund, Inc. ("UTF") and Cohen & Steers Worldwide Realty Income Fund, Inc. ("RWF") (collectively, the "Applicants") hereby apply for an order (the "Order") of the U.S. Securities and Exchange Commission (the "Commission") pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), granting an exemption from Section 18(a)(1)(A) of the 1940 Act to the extent necessary to permit each Applicant the option to issue or incur debt (such issuing or incurring to be referred to as "borrowings" for purposes of this Application) after the issuance of the Order, for the purpose of refinancing any auction preferred shares of the Applicant ("APS Shares") that are outstanding at the time such post-Order debt is issued or incurred (as well as any refinancing of such post-Order debt until the expiration of the Order), subject to "asset coverage" (as defined in Section 18(h) of the 1940 Act) of 200% (rather than the asset coverage of 300% ordinarily applicable to a senior security constituting indebtedness under Section 18(a)(1)(A) of the 1940 Act). In addition, the Applicants request that the Order grant an exemption from Section 18(a)(1)(B) of the 1940 Act so that each Applicant may, in connection with the borrowings referred to above, and to the extent that compliance with Section 18(a)(1)(B) is not excused in the circumstances provided for in Section 18(g) of the 1940 Act, make provision to prohibit the declaration of dividends or distributions and the purchase of its capital stock (including its APS Shares) unless, at the time of any declaration or purchase, after deducting the amount of such dividend, distribution or purchase price, it has an asset coverage of at least 200% (rather than the asset coverage of 300% ordinarily required for such declarations and purchases under Section 18(a)(1)(B) of the 1940 Act).

Each Applicant's refinancing of APS Shares1 would be subject to the Applicant's negotiating agreements with acceptable counterparties, approval of any necessary changes to the Applicant's fundamental investment policies and approval of such arrangements by the Applicant's Board of Directors (the "Board"), among other factors. The Applicants can provide no assurance that if the Commission grants the Order the Applicants will be able to redeem any of their outstanding APS Shares through borrowings.

_______________

1.

For purposes of the Order, the Applicants' refinancings refer solely to any refinancings of post-Order debt entered into for the purpose of redeeming APS Shares outstanding at the time the Applicants entered into such post-Order debt. The Applicants will comply with the conditions of the Order in connection with any such refinancings of post-Order debt.

I.	Description of the Applicants

The Applicants are registered under the 1940 Act as non-diversified, closed-end management investment companies, and are advised by Cohen & Steers Capital Management, Inc. ("CSCM" or the "Manager"). With respect to each of RLF, RPF and RQI, the primary investment objective is high current income through investment in real estate securities. Capital appreciation is a secondary investment objective. The investment objective of INB is total return, with an emphasis on high current income. RNP, RTU and RWF have the same primary and secondary objectives as RLF, RPF and RQI; however, RNP invests primarily in a combination of real estate and preferred securities, RTU invests primarily in a combination of real estate and utility securities and RWF invests in a combination of real estate and preferred and other fixed income securities. UTF's investment objective is maximum capital appreciation over the long term through investment primarily in utility securities.

Under normal market conditions, each of RLF, RPF and RQI invests its assets as follows: (i) at least 90% of its total assets in common stocks, preferred stocks and other equity securities issued by real estate companies, such as real estate investment trusts ("REITs"); (ii) at least 80% of its total assets in income-producing equity securities issued by REITs; and (iii) up to 10% of its total assets in debt securities issued or guaranteed by real estate companies. For INB, the Manager constructs INB's investment portfolio primarily by allocating INB's assets to selections from the five proprietary strategies used by the Manager in managing other established Cohen & Steers portfolios. Under normal market conditions, at least 80% of RNP's total assets is invested in common stocks issued by REITs and preferred securities and up to 20% in debt securities other than preferred securities. Similarly, under normal market conditions, at least 80% of RTU's managed assets is invested in securities issued by real estate companies, such as REITs, and companies engaged in the utilities industry, with up to 20% in preferred securities and other fixed income securities that are not issued by real estate or utility companies. Under normal market conditions, UTF invests at least 80% of its managed assets in common stocks, preferred stocks and other equity securities issued by companies engaged in the utilities industry and up to 20% of its managed assets in preferred securities and other fixed income securities issued by any type of company. Under normal market conditions, RWF invests at least 80% of its managed assets in common stocks, preferred stocks and other equity securities issued by global real estate companies, such as REITs or REIT-like structures.

RLF, INB, RPF, RQI, RNP, RTU, UTF and RWF were incorporated under Maryland law on June 20, 2000, April 10, 2007, April 9, 2002, August 24, 2001, March 24, 2003, October 1, 2003, January 8, 2004 and June 16, 2004, respectively. Each Applicant has issued and outstanding a class of common shares, par value $.001 per share, that are listed and traded on the New York Stock Exchange, and a class of one or more series of APS Shares, which are not listed or traded on any stock exchange.

II.	The APS Shares Liquidity Crisis
1.	The Applicants' APS Shares and Use of Investment Leverage

The Applicants issued their APS Shares for purposes of investment leverage to augment the amount of investment capital available for use in the pursuit of their investment objectives. Through the use of leverage, the Applicants seek to enhance the investment return available to their common shareholders by earning a rate of return from securities that are purchased from the proceeds of APS Share offerings that exceeds the dividend rate that the Applicants pay to the holders of the APS Shares. Historically, the Applicants have generally achieved this goal of enhancing the return to their common shareholders, while paying dividends to the holders of the APS Shares at a market clearing rate, as described below. However, each of the Applicants (except for INB) has sold, and pending issuance of the Order, may continue to sell, portfolio securities in order to redeem a portion of its outstanding APS Shares due to the need to meet 1940 Act asset coverage requirements, requirements of the rating agencies rating the APS Shares or to meet covenants in credit agreements, as the case may be, as steep market declines have caused the value of the Applicants' portfolios to decline considerably.

The holders of each Applicant's APS Shares are entitled to receive a stated liquidation preference amount of $25,000 per share (plus any accumulated but unpaid dividends) in any liquidation, dissolution or winding up of the relevant Applicant, before any distribution or payment to the Applicant's common shareholders. Dividends declared and payable on the APS Shares have a similar priority over dividends declared and payable on the Applicant's common shares. The APS Shares are perpetual securities and are not subject to mandatory redemption by an Applicant so long as the Applicant meets certain asset coverage tests specified in the Applicant's Articles Supplementary governing the APS Shares ("Articles Supplementary"). Each Applicant's APS Shares are redeemable at the Applicant's option, provided that certain procedural provisions of the Applicant's Articles Supplementary are followed.

As of February 28, 2009, three Applicants were in compliance with all applicable asset coverage requirements. The other five Applicants were not in compliance with all applicable asset coverage requirements, but were working to achieve compliance with such asset coverage requirements, including preparing to redeem APS Shares pursuant to the Applicants' relevant Articles Supplementary.

Under market conditions as they existed prior to February 2008, dividend rates on the Applicants' APS Shares for each dividend period (typically every 7 or 28 days) were set at the market clearing rate determined through an auction process that brought together bidders, who sought to buy APS Shares, and holders of APS Shares, who sought to sell their APS Shares. Each Applicant's Articles Supplementary provide that, if an auction fails to clear (because of an imbalance of sell orders over bids), the dividend payment rate over the next dividend period is set at a specified maximum applicable rate (the "Maximum Rate"), determined in accordance with the Articles Supplementary. Under the Articles Supplementary, the Maximum Rate is determined by reference to a short-term market interest rate (such as LIBOR or a commercial paper rate). An unsuccessful auction is not a default; the relevant Applicant continues to pay dividends to all holders of APS Shares, but at the specified Maximum Rate rather than a market clearing rate. The Applicants experienced no unsuccessful auctions prior to February 2008.

2.	Auction Failures

Prior to the failure of the auction market, if retail investors did not purchase all of the APS Shares tendered for sale at an auction, dealers would enter into the auction and purchase any excess APS Shares to prevent the auction from failing. Dealers provided this liquidity using their own balance sheets, even though they had not entered into any agreements requiring them to do so. Earlier this year, many financial institutions were required to take substantial write-downs on investments held on their balance sheets due, in part, to the slowdown of the real estate market and the sub-prime mortgage crisis. As a result of these events and other pressures, the financial institutions that historically provided "back stop" liquidity for the APS Share auction market stopped participating in APS Share auctions in February 2008. After a few APS Share auctions failed (including some in which only a few APS Shares were not purchased), all the APS Share auctions soon thereafter failed. The Applicants understand that after the first APS Share auction failures, retail investors became increasingly concerned that they would not be able to sell their APS Shares, and then sought to sell APS Shares en masse, exacerbating the imbalance between buyers and sellers and making it increasingly unlikely that the auction markets could function normally.

Consistent with patterns in the broader market for APS Shares, beginning in February 2008 all of the Applicants have experienced unsuccessful auctions due to an imbalance between buy and sell orders. As a result, the holders of the Applicants' APS Shares who desired to sell their shares at auction have been unable to do so.

The auction markets for APS Shares of the kind issued by the Applicants are not currently functioning, and the Applicants believe that such auction markets are unlikely to return to normalcy. If any financial institution were to enter into an auction for APS Shares, as dealers had prior to February 2008, the current holders of APS Shares may well attempt to sell their APS Shares all at once. As there is no current mechanism that provides a financial institution with the ability to dispose of APS Shares it acquires, the Applicants do not believe it is likely that any financial institution will attempt to provide liquidity to the current APS Shares auction market. The Applicants also believe that an established secondary market for APS Shares does not exist today that would assure that holders of APS Shares would receive the liquidation preference of $25,000 per share. In the limited secondary market that has developed for APS Shares, APS Shares trade at a substantial discount.2 The Commission and its staff have taken various actions including: (i) granting no-action relief in connection with Liquidity Protected Preferred Shares, a new type of preferred stock that potentially could be issued to supplement or replace APS Shares,3 (ii) issuing exemptive relief substantially similar to the relief requested by the Applicants4 and (iii) entering into settlement arrangements with several financial institutions that were underwriters of, and dealers in, APS Shares that require the repurchase of APS Shares by these parties.5

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2.

The Applicants understand that the relatively limited secondary market trading that has occurred in auction preferred shares of closed-end management investment companies since the failure of the auction markets has been conducted at significant discounts. See, e.g., Aaron Pressman, "Auction-Rate Securities: How to Get Unstuck," Business Week (June 2, 2008).

3.	Eaton Vance Management, SEC No-Action Letter (June 13, 2008).
4.

Eaton Vance Floating-Rate Income Trust, et al. (File No. 812-13540), SEC Release No. IC-28431 (October 2, 2008) (notice) and SEC Release No. IC-28464 (October 23, 2008) (order); Calamos Convertible Opportunities and Income Fund, et al. (File No. 812-13552), SEC Release No. IC-28603 (January 14, 2009) (notice) and SEC Release No. IC-28615 (February 10, 2009) (order).

5.

"Bank of America Settles Securities Probe," The Associated Press (September 11, 2008) (available at http://abcnews.go.com/Business/wireStory?id=5776803); "UBS Securities LLC and UBS Financial Services, Inc. Agree in Principle to Auction Rate Securities Settlement," SEC News Release 2008-171 (August 8, 2008); "SEC Enforcement Division Announces Preliminary Settlement With Merrill Lynch to Help Auction Rate Securities Investors," SEC News Release 2008-181 (August 22, 2008); "Wachovia Agrees to Preliminary Auction Rate Securities Settlement That Would Offer Approximately $9 Billion to Investors," SEC News Release 2008-176 (August 15, 2008); and "Citigroup Agrees in Principle to Auction Rate Securities Settlement," SEC News Release 1008-168 (August 7, 2008).

3.	The Harm to Holders of APS Shares

The Applicants believe that the holders of APS Shares reasonably anticipated liquidity based on the history of the auction market for various auction rate securities, including those issued by municipalities and registered closed-end management investment companies, which had previously functioned normally. For approximately twenty years, APS Shares traded successfully in the auction market with, so far as the Applicants are aware, very few exceptions. In light of this history, it is reasonable to assume that the holders of APS Shares, including the holders of the Applicants' APS Shares, believed that these securities were highly liquid. The Applicants also believe that retail investors may have purchased APS Shares believing that they were safe short-term liquid investments and, in many situations, the equivalent of cash. It has been reported that many retail investors were advised by their brokers and financial advisers that APS Shares were highly liquid and were an attractive alternative to other short-term investments because of their somewhat higher yield.6 The Applicants understand that some brokers and financial advisers recommended that their customers invest their short-term cash balances in APS Shares of several different issuers, each with a scheduled weekly auction on a different day of the week, so that the customers would have ready access on any business day to a portion of their short-term cash portfolio. Historically, the majority of each Applicant's APS Shares were held of record in broker "street name" or other nominee accounts, and the Applicants therefore do not have specific knowledge of the identity of all of the beneficial owners of their APS Shares. As a result of the recent commencement of purchases of Applicants' APS Shares by certain financial institutions pursuant to the terms of the settlement arrangements with the Commission, these financial institutions and their affiliates now hold the Applicants' APS Shares as both record and beneficial owners.7 However, the Applicants believe that, at the time of the initial auction failures in February 2008, a significant percentage of their APS Shares were owned by retail investors.

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6.	Auction rate securities do not offer daily liquidity, like a money market fund or a demand deposit account, and consequently ordinarily have provided a somewhat higher yield.
7.	Supra at footnote 5 and infra at footnote 10.

As of February 28, 2009, the total number of APS Shares held in street name or, to the extent the broker-dealer or its affiliates have commenced purchasing the Applicants' APS Shares, as beneficial owner by each broker-dealer is as follows:

  RLF

Broker-Dealer	Number of APS Shares Outstanding
Citigroup Global Markets Inc.	1,089
Oppenheimer & Co., Inc.	502
Merrill Lynch & Co.	478
Morgan Stanley & Co.	465
Wachovia Securities, LLC	335
UBS Securities LLC	246
Morgan Keegan & Co.	77
Banc of America Securities LLC	41
Deutsche Bank	5

  INB

Broker-Dealer	Number of APS Shares Outstanding
Merrill Lynch & Co.	1,253
Oppenheimer & Co., Inc.	317
Wachovia Securities, LLC	150

  RPF

Broker-Dealer	Number of APS Shares Outstanding
Merrill Lynch & Co.	1,467
Oppenheimer & Co., Inc.	688
Morgan Stanley & Co.	670
Wachovia Securities, LLC	460
UBS Securities LLC	246
Citigroup Global Markets Inc.	100
Banc of America Securities LLC	58
Deutsche Bank	23

  RQI

Broker-Dealer	Number of APS Shares Outstanding
Merrill Lynch & Co.	1,149
Wachovia Securities, LLC	1,073
Oppenheimer & Co., Inc.	870
Morgan Stanley & Co.	801
UBS Securities LLC	581
Citigroup Global Markets Inc.	134
Deutsche Bank	168
Banc of America Securities LLC	57

  RNP

Broker-Dealer	Number of APS Shares Outstanding
Merrill Lynch & Co.	4,288
Morgan Stanley & Co.	1,913
Wachovia Securities, LLC	1,439
Oppenheimer & Co., Inc.	1,298
UBS Securities LLC	581
Citigroup Global Markets Inc.	430
Banc of America Securities LLC	165
Deutsche Bank	46

  RTU

Broker-Dealer	Number of APS Shares Outstanding
Merrill Lynch & Co.	7,291
Oppenheimer & Co., Inc.	1,835
Wachovia Securities, LLC	1,746
UBS Securities LLC	1,044
Citigroup Global Markets Inc.	551
Banc of America Securities LLC	234
Deutsche Bank	305

  UTF

Broker-Dealer	Number of APS Shares Outstanding
Merrill Lynch & Co.	6,809
Oppenheimer & Co., Inc.	1,696
Wachovia Securities, LLC	1,424
UBS Securities LLC	937
Citigroup Global Markets Inc.	562
Banc of America Securities LLC	137
Deutsche Bank	115

  RWF

Broker-Dealer	Number of APS Shares Outstanding
UBS Securities LLC	1,332
Oppenheimer & Co., Inc.	199
Merrill Lynch & Co.	174
Citigroup Global Markets Inc.	69
Banc of America Securities LLC	23
Deutsche Bank	3

As the auction process is no longer functioning, and no established secondary market exists that would provide holders of APS Shares with the liquidation preference of $25,000 per share, there is currently no reliable mechanism for holders of APS Shares, including the holders of Applicants' APS Shares, to obtain liquidity. The Applicants believe that, industry-wide, the current lack of liquidity is causing distress for a substantial number of holders of APS Shares and creating severe hardship for many investors. Some holders of APS Shares have said they will have difficulty making college tuition payments, or paying their federal and state taxes.8 Certain small companies that purchased APS Shares to manage cash on a short term basis are unable to pay their bills and may file for bankruptcy as a result.9 The Applicants have received inquiries from various broker-dealers on behalf of investors seeking information on the Applicants' plans to redeem their APS Shares. In some instances, individual holders of the Applicants' APS Shares have contacted CSCM indicating their need for liquidity in order to meet upcoming expense obligations, including tax and tuition payments.

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8.	Jane J. Kim and Shefali Anand, "Trapped by Market Turmoil: Some Fund Investors Are Locked In as Tax Time Nears," The Wall Street Journal, p. B2 (March 1, 2008).
9.	Rebecca Buckman, "Freeze in Auction-Rate Field Finds Its Way to Silicon Valley," The Wall Street Journal (March 14, 2008).

Settlement arrangements with the Commission have resulted in the purchase of APS Shares by certain financial institutions.10 Those financial institutions, however, are not required to purchase APS Shares held by institutional investors, which also are experiencing liquidity problems. The Applicants believe that, although those settlements make great strides towards providing liquidity to individual investors, they do not resolve all of the problems that are facing the holders of Applicants' APS Shares. First, the settlements are not universal and do not cover all of the broker-dealers that sold the Applicants' APS Shares, or which hold those APS Shares in street name. As a result, there are investors who are not covered by the settlements. Second, the settlements do not address the immediate liquidity needs of corporations that do not qualify as "small businesses." Under the terms of the settlements, those companies would continue to hold illiquid APS Shares. The Applicants believe that relief is still necessary to provide liquidity to those investors. Finally, given the tremendous stresses that are presently placed upon the credit markets, Applicants believe it is in the public interest to permit the Applicants to redeem their APS Shares so as to provide the holders of their APS Shares with needed liquidity. The Applicants currently have no plans to specifically redeem APS Shares from financial institutions that purchased them pursuant to settlements with the Commission, but their APS Shares may be redeemed in the course of any future APS Shares redemptions.

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10.

On August 7, 2008, the Commission announced a preliminary settlement with Citigroup Global Markets Inc. ("Citi") pursuant to which Citi would repurchase, and refund the purchase price of, auction rate securities that it sold to certain retail investors, small businesses and charities. Citi agreed to repurchase auction rate securities from institutional customers by the end of 2009. The Commission announced similar settlements with UBS Securities LLC and UBS Financial Services, Inc. ("UBS") on August 8, 2008, with Wachovia Securities, LLC and Wachovia Capital Markets, LLC ("Wachovia") on August 15, 2008, with Merrill Lynch, Pierce, Fenner & Smith, Inc. ("Merrill") on August 22, 2008, and with RBC Capital Markets Corp., Banc of America Securities LLC and Bank of America Investment Services ("BofA") on October 8, 2008. The Commission finalized settlements with Citi and UBS on December 11, 2008 to provide nearly $30 billion, and with Wachovia on February 5, 2009, to provide more than $7 billion, to customers who invested in APS shares before the market for those securities froze in February 2008. Applicants believe that the settlements extend to the APS Shares that they issued that were sold by BofA, Citi, Merrill, UBS and Wachovia (as limited by the terms of the settlements).

4.	Liquidity Solutions to Date for the Applicants

As of February 2008, the Applicants had outstanding APS Shares with a total principal amount of approximately $3.5 billion. CSCM, as the investment adviser to the Applicants, has the obligation to manage the Applicants with regard to the interests of the Applicants' common shareholders and the holders of APS Shares. In light of the persistent auction failures, since February 2008 CSCM has been attempting to provide alternative sources of leverage to the Applicants and monitoring the development of possible solutions for restoring liquidity to holders of APS Shares.

As of March 24, 2009, the Applicants have redeemed, or have publicly announced the redemption of, approximately $2.626 billion of APS Shares.11 Each of the Applicants has secured financing that enabled it, in part, to change its method of leverage from APS Shares to debt in accordance with requirements applicable to redemptions of APS Shares. The Applicants were, and are, prohibited from redeeming all of their APS Shares because there would not be 300% asset coverage after a full redemption of the APS Shares. Three of the Applicants redeemed, or have publicly announced the redemption of, approximately 80%, 83% and 52% for RWF, RLF and INB, respectively, of their APS Shares with borrowings from a secured credit facility with the Applicants' custodian and/or with cash proceeds from the sale of portfolio securities. The 300% asset coverage test was incorporated into the facility documents. The other five Applicants, RPF, RQI, RNP, RTU and UTF, have redeemed, or publicly announced the redemption of, approximately 85%, 83%, 78%, 71% and 56% of their APS Shares, respectively, with borrowings from a secured credit facility with a third party and cash proceeds from the sale of portfolio securities. The 300% asset coverage test was not explicitly stated in the facility documents. With the exceptions of INB and UTF, the Applicants do not have any outstanding borrowings under their respective credit facility as a result of the substantial declines in the Applicants' net asset values as a result of steep market declines.

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11.	The amounts in the tables below reflect redemptions that were publicly announced on March 19, 2009 for each of the Funds except INB. The Funds will conduct the redemptions from March 25-27, 2009.

The total amount (by aggregate liquidation preference) of APS Shares redeemed by each of the Applicants, is as follows:

Applicant	Dollar Amount of APS Shares Redeemed

Cohen & Steers Advantage Income Realty Fund, Inc.	$245,050,000
Cohen & Steers Global Income Builder, Inc.	47,000,000
Cohen & Steers Premium Income Realty Fund, Inc.	321,200,000
Cohen & Steers Quality Income Realty Fund, Inc.	362,175,000
Cohen & Steers REIT and Preferred Income Fund, Inc.	566,000,000
Cohen & Steers REIT and Utility Income Fund, Inc.	568,850,000
Cohen & Steers Select Utility Fund, Inc.	365,000,000
Cohen & Steers Worldwide Realty Income Fund, Inc.	123,000,000

After these redemptions, the Applicants have, or will have, the following amounts (by aggregate liquidation preference) of APS Shares outstanding:

Applicant	Dollar Amount of APS Shares Outstanding

Cohen & Steers Advantage Income Realty Fund, Inc.	$ 49,950,000
Cohen & Steers Global Income Builder, Inc.	43,000,000
Cohen & Steers Premium Income Realty Fund, Inc.	54,800,000
Cohen & Steers Quality Income Realty Fund, Inc.	71,825,000
Cohen & Steers REIT and Preferred Income Fund, Inc.	160,000,000
Cohen & Steers REIT and Utility Income Fund, Inc.	226,150,000
Cohen & Steers Select Utility Fund, Inc.	287,000,000
Cohen & Steers Worldwide Realty Income Fund, Inc.	30,000,000

As noted above, because some of each Applicant's APS Shares are held of record in broker "street name" or other nominee accounts, the Applicants do not have specific knowledge of the number of beneficial owners of the Applicants' APS Shares whose APS Shares have been redeemed.

The Order would benefit the Applicants' common shareholders; in each case in which an Applicant will redeem APS Shares, the cost of the replacement leverage, over time, is expected to be lower than or equal to the total cost of APS Shares if they remained outstanding, based on the current Maximum Rates applicable to the APS Shares of the Applicants.

The Applicants are seeking the Order to facilitate possible temporary borrowings by each Applicant, to provide the Applicant with the flexibility, at its option, to redeem its outstanding APS Shares more quickly than is currently possible given market conditions.12 The temporary relief requested hereby will enhance the Applicants' ability to provide a liquidity solution to the holders of their APS Shares in the near term, while also seeking, over the slightly longer term, a more permanent form of replacement leverage that complies in full with the asset coverage requirements of Section 18 of the 1940 Act.

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12.

Certain lenders impose the 1940 Act's 300% asset coverage restriction in their lending documents; however, the Applicants believe that if the Commission grants the relief requested, the lenders may follow the Commission's lead in reducing their own asset coverage requirements.

5.	Requested Relief

Under Section 18(a)(1) of the 1940 Act, any class of senior security that represents an indebtedness must have, immediately after its issuance or sale, an asset coverage of at least 300%, with provision made generally to prohibit declarations of dividends or distributions on the company's stock or the repurchase of stock unless the 300% asset coverage is maintained, except that dividends may be declared upon the company's preferred stock if the indebtedness has asset coverage of at least 200% at the time of declaration, after deducting the amount of the dividend. For the reasons stated above, the Applicants request that the Commission issue an order of exemption permitting each Applicant to refinance any outstanding APS Shares that were issued prior to February 1, 2008 with debt subject, on a temporary basis, to the 200% asset coverage requirement that applies to the Applicants' APS Shares, rather than the 300% asset coverage requirement that would ordinarily apply. In addition, the Applicants request an exemption from Section 18(a)(1)(B) of the 1940 Act so that each Applicant may, in connection with the borrowings referred to above, and to the extent that compliance with Section 18(a)(1)(B) is not excused in the circumstances by Section 18(g) of the 1940 Act,13 make provision to prohibit the declaration of dividends or distributions and the purchase of its capital stock (including its APS Shares) unless, at the time of any declaration or purchase and after deducting the amount of such dividend, distribution or purchase price, it meets the 200% asset coverage requirement that applies in respect of the Applicant's outstanding APS Shares, rather than the asset coverage of 300% ordinarily required.14 The Applicants' Boards, in determining to seek this relief, considered, among other things, information regarding the plight of the holders of the Applicants' APS Shares, information regarding the benefits of existing leverage to the Applicants' common shareholders, CSCM's views of the potential availability of appropriate debt financing and the anticipated cost thereof, including the Applicants' current borrowings arrangements, market conditions and the disruptions such conditions have caused to managing the Applicants' current borrowings at a 300% asset coverage level (or the preclusion of the Applicants from being able to borrow at a 300% asset coverage level) and the necessity to sell portfolio securities at disadvantageous times to meet the 300% asset coverage test or other borrowing covenants and asset maintenance tests for the APS Shares, and the ongoing efforts of market participants to create and facilitate the issuance of new types of preferred stock to supplement or replace APS Shares.

_______________

13.

Section 18(g) of the 1940 Act provides, among other things, that a promissory note or other evidence of indebtedness issued in consideration of any loan, extension or renewal thereof, made by a bank or other person and privately arranged, and not intended to be publicly distributed, is not a "senior security" for purposes of Section 18(a)(1)(B).

14.	Except as permitted under the requested Order, if issued, the Applicants would meet all of the asset coverage requirements of Section 18(a) of the 1940 Act during the Exemption Period (defined below).

The Applicants seek the requested relief on a temporary basis only—specifically, for the period expiring on October 31, 2010 (the "Exemption Period"). Each Applicant who borrows in reliance on the Order proposes that it would either pay down or refinance the debt within the Exemption Period so that, upon expiration of the Exemption Period, it will have asset coverage of at least 300% for each class of senior security representing indebtedness.

The Applicants submit that the Exemption Period is an appropriate period of time for the proposed temporary relief from Sections 18(a)(1)(A) and 18(a)(1)(B) of the 1940 Act. Because of the limited availability of debt financing in the current, severely constrained capital markets, the Applicants believe that the negotiation, execution and closing of borrowing transactions to replace all or a portion of the leverage currently represented by the Applicants' outstanding APS Shares might take, at a minimum, several months following the issuance of the Order. Furthermore, it is uncertain whether and when the Applicants will be able to issue a new type of preferred stock to replace any new borrowings entered into by the Applicants as a result of the Order, or how quickly the securities and capital markets will return to conditions that would enable the Applicants to achieve compliance with the asset coverage requirements that would apply in the absence of the Order through some other means. In particular, the Applicants believe that the timing for the development of a viable and robust market for new types of preferred stock is currently undeterminable. Even assuming a market could develop during the Exemption Period, once such a market has developed, the negotiation, execution and closing of an issuance of preferred stock for each Applicant might require an additional several months to consummate. In this regard, the Applicants note that, if a market for new types of preferred stock does develop, a large number of issuers of existing auction rate securities of various types, in addition to the Applicants, may seek to issue the new types of securities, and the market may require a considerable time to absorb all of the new issuances. In light of these factors, and given the continuing unsettled state of the securities and capital markets, which makes it impossible to establish a precise schedule for consummating capital markets transactions, the Applicants believe that the Exemption Period is reasonable and appropriate.

The possible replacement of the leverage represented by the Applicants' APS Shares with debt is expected to be favorable to both the Applicant's common shareholders and the holders of the outstanding APS Shares. The replacement of the outstanding APS Shares with debt would provide liquidity to all of the Applicants' current holders of APS Shares. Furthermore, although there can be no certainty regarding financing costs under future market conditions, the possible replacement also is expected to benefit the Applicants' common shareholders to the extent that the debt, over time, is a lower cost form of leverage than the cost of leveraging with APS Shares based on their Maximum Rates. CSCM believes that it may currently be possible to obtain financing terms during the Exemption Period that compare favorably with the cost of the outstanding APS Shares at their Maximum Rates, and it is optimistic that longer term solutions that also compare favorably may be found.15 As contemplated, the possible replacement of the Applicants' APS Shares with debt may avoid any need for the Applicants to deleverage in the short term. As explained below, a forced deleveraging would likely be detrimental to the Applicants' common shareholders in terms of portfolio disruption, transaction costs, possible tax recognition events and reduced investment return over a potentially extended period of time. Under current market conditions, which may continue, this dynamic is greatly exacerbated.

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15.

As noted above, in each case in which the Applicants have conducted partial redemptions of their APS Shares, the cost of the replacement leverage is lower than or equal to the total cost of APS Shares based on the Maximum Rates applicable to the APS Shares of the Applicants.

Although the Applicants have entered into arrangements to replace, on a pro rata basis, over two-thirds of the Applicants' total APS Shares with borrowings, their ability to utilize those arrangements or seek additional financing is limited because of the 300% asset coverage requirement for each class of senior security representing indebtedness. While current turmoil in the credit market is a factor in lenders' general unwillingness to consider additional borrowings, Applicants would be unable to redeem all of their outstanding APS Shares, if and when market conditions improve, unless and until the Order is issued. The specific terms of such a transaction, the economic attractiveness of the transaction to the Applicants and the benefits and costs of the transaction to the Applicants' common shareholders and the holders of the APS Shares will depend upon circumstances that exist at the time such a transaction is negotiated, and cannot be predicted with any degree of certainty. The terms of any such transaction, once known, will be submitted to the Boards for consideration, along with any alternative courses of action that may then be available. (As with the terms of the possible borrowings, the alternative courses that may be available for consideration by the Boards will depend upon circumstances as they then exist, and cannot be predicted with any degree of certainty).

In considering any incurrence of debt to replace the Applicants' APS Shares, the members of each Applicant's Board owe fiduciary duties to both the Applicant's common shareholders and the holders of APS Shares. Each Applicant's Board has weighed, and will weigh, carefully the benefits and costs of the proposals to the common shareholders and the holders of APS Shares. Each Applicant's Board considered (in connection with existing borrowings) and will consider (in connection with any proposed borrowings), among other things, the expected costs of the debt, the availability and terms of financing (including matters such as fees and lenders' requirements related to the grant of a security interest in all or a portion of the Applicant's assets), credit market conditions, and the investment return expected to be potentially available on portfolio assets that have been or may be acquired using leverage (all of which are generally highly unpredictable and may vary significantly from one point in time to another). Each Applicant's Board considered (in connection with existing borrowings) and will consider (in connection with any proposed borrowings), any alternative courses of action that, in the Board's judgment, might be in the best interests of the Applicant, its common shareholders and the holders of its APS Shares.

The Board of any Applicant that borrows in reliance on the Order will receive and review, no less frequently than quarterly during the Exemption Period, detailed progress reports prepared by management (or other parties selected by the Directors who are not "interested persons" (as defined in Section 2(a)(19) of the 1940 Act) ("Independent Directors ")) regarding and assessing the efforts that the Applicant has undertaken, and the progress that the Applicant has made, towards achieving compliance with the appropriate asset coverage requirements under Section 18 of the 1940 Act by the expiration of the Exemption Period. The regular meetings of the Board of any such Applicant, until such time as compliance with such asset coverage requirements has been achieved, will include time for the presentation and discussion of such reports and of the progress that such Applicant has made towards achieving compliance with the asset coverage requirements. To the extent that the Board deems appropriate, these matters will also be scheduled for discussion at other meetings of the Board or relevant committees thereof, and during executive sessions of the Independent Directors.

III.	Analysis
1.	Applicable Sections of the 1940 Act

Section 18(a)(1)(A) of the 1940 Act provides that it is unlawful for any registered closed-end management investment company to issue any class of senior security, or to sell such security of which it is the issuer, unless, if such class of senior security represents an indebtedness, immediately after such issuance or sale, it will have an asset coverage of at least 300%.

Section 18(a)(2)(A) of the 1940 Act provides that it is unlawful for any registered closed-end management investment company to issue any class of senior security, or to sell any such security of which it is the issuer, unless, if such class of senior security is a stock, immediately after such issuance or sale it will have an asset coverage of at least 200%.

Section 18(a)(1)(B) of the 1940 Act provides that it is unlawful for any registered closed-end management investment company to issue any class of senior security that represents an indebtedness unless it has made provision to prohibit the declaration of any dividend (except a dividend payable in stock of the company) or other distribution on any class of its capital stock, and the purchase of any of its capital stock, unless, at the time of the declaration or purchase (after deducting the amount of the dividend, distribution, or purchase price) it will have an asset coverage of at least 300%, except that dividends may be declared on any preferred stock if the senior security representing indebtedness has an asset coverage of at least 200% at the time of declaration after deducting the amount of the dividend.

Section 18(a)(2)(B) of the 1940 Act provides that it is unlawful for any registered closed-end management investment company to issue any class of senior security that is a stock unless it has made provision to prohibit the declaration of any dividend (except a dividend payable in common stock of the company) or other distribution on its common stock, and the purchase of any of its common stock, unless, at the time of the declaration or purchase (after deducting the amount of the dividend, distribution or purchase price) it will have an asset coverage of at least 200%.

Section 18(g) of the 1940 Act provides, among other things, that "senior security," for purposes of Section 18(a)(1)(B), does not include any promissory note or other evidence of indebtedness issued in consideration of any loan, extension or renewal thereof, made by a bank or other person and privately arranged, and not intended to be publicly distributed.

Section 18(h) of the 1940 Act defines "asset coverage" of a class of senior security representing an indebtedness of an issuer to mean the ratio which the value of the total assets of such issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of such issuer. Section 18(h) of the 1940 Act defines "asset coverage" of a class of senior security of an issuer which is a stock to mean the ratio which the value of the total assets of such issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of such issuer plus the aggregate of the involuntary liquidation preference of such class of senior security which is a stock. The involuntary liquidation preference of a class of senior security which is a stock is deemed to mean the amount to which such class of senior security would be entitled on involuntary liquidation of the issuer in preference to a security junior to it.

Section 6(c) of the 1940 Act provides, in part, that the Commission, by order upon application, may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision of the 1940 Act, if and to the extent necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. The Applicants submit that their request for the exemptive temporary relief described above meets the standards of Section 6(c).

2.	Statement in Support of Application
A.	Temporary Exemptive Relief is Necessary, Appropriate and in the Public Interest

The Applicants believe that the requested temporary exemptive relief is necessary, appropriate and in the public interest because, as noted above in Section II under the heading The Harm to Holders of APS Shares, the illiquidity of APS Shares, including the Applicants' APS Shares, is posing urgent, and in some cases devastating, hardships on their holders. The replacement of Applicants' APS Shares with debt would provide additional liquidity for holders of the Applicants' APS Shares, while the Applicants continue their diligent efforts to obtain a more permanent form of financing that fully complies with the asset coverage requirements of Section 18 of the 1940 Act.

In addition, the Applicants believe that the Order is necessary, appropriate and in the public interest because under current market conditions, managing their portfolios to comply with the 300% asset coverage limits has caused, and may continue to cause, significant portfolio disruptions that Applicants believe is harmful to common shareholders. The Applicants' portfolios have declined in value, during certain periods rapidly and significantly. Applicants believe that it is necessary and appropriate to permit application of the 200% asset coverage test to future borrowings in order to protect the interests of the Applicants and their common shareholders under current market conditions.

The Order would permit the Applicants to continue to seek to provide their common shareholders with the enhanced returns that leverage yields may provide, without disrupting the declaration of dividends or other distributions the Applicants have historically made with respect to their common shares,16 and avoid the potential harm to the common shareholders that could result if the Applicants were to deleverage their portfolios in the current difficult market environment. To delever, the Applicants may be forced to sell portfolio holdings into a market that may be characterized by an imbalance between buyers and sellers and a consequent lack of liquidity. Deleveraging would further potentially disadvantage the Applicants' common shareholders by reducing their investment return, which, in turn, may reduce the market price of the common shares. In determining that deleveraging would not be appropriate under current market conditions, CSCM considered the following factors, among others:

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16.

The Applicants believe that their common shareholders expect regular distributions. Prior to January 1, 2009. each of the Applicants declared and paid dividends on its common shares on a monthly basis since shortly after commencing operations. As of January 1, 2009, each of the Applicants now declares and pays dividends on its common shares on a quarterly basis. Furthermore, each Applicant has received an order from the Commission from Section 19(b) of the 1940 Act, and Rule 19b-1 thereunder, to adopt a managed distribution policy. Cohen & Steers Advantage Income Realty Fund, Inc., et al. (File No. 812-13152), SEC Release No. IC-28341 (July 24, 2008) (notice) and SEC Release No. IC-28358 (August 19, 2008) (order). In addition, for the Applicants to continue to qualify as regulated investment companies under the Internal Revenue Code of 1986, as amended, and to receive favorable tax treatment thereunder, it is necessary, among other things, for each Applicant to distribute at least 90% of its investment company taxable income and net tax-exempt interest income (if any) during each taxable year.

By permitting each Applicant to declare dividends and distributions, on a temporary basis, subject to a 200% asset coverage requirement under Section 18(a)(1)(B), it is expected that the Applicant will be able to refinance outstanding APS Shares as described in this Application without putting at risk the Applicant’s ability to maintain its status as a regulated investment company.

It is possible that, in connection with borrowings incurred to refinance outstanding APS Shares, the Applicants will issue a senior security constituting indebtedness that is in consideration of a loan, made by a bank or other person and privately arranged, and not intended to be publicly distributed. Under Section 18(g) of the 1940 Act, such borrowings would not require the Applicants to make the provision referred to in Section 18(a)(1)(B) of the 1940 Act. However, the Applicants cannot rule out the possibility that they will incur borrowings that do not meet the Section 18(g) criteria, and are thus requesting relief from Section 18(a)(1)(B).

•

Its detailed knowledge, based on its long experience managing portfolios of investments of the kinds held by the Applicants, of the market for these investments. Certain of the Applicants' primary investments, such as domestic and global real estate securities and REITs and preferred securities, significantly underperformed the broader stock market in 2008. Concerns about the soundness of the U.S. and global financial structure, and the lack of credit availability, also resulted in relative underperformance of the Applicants' portfolios. Steep market declines have caused the value of the Applicants' portfolios to decline considerably. Deleveraging in these market conditions would require Applicants to continue to sell their portfolio holdings at unattractive valuations and create additional downward pressure on the Applicants' net asset values.

•

The adverse effect that deleveraging would have on the net income that the Applicants earn for the benefit of their common shareholders, given the current, continuing positive spread between the portfolio return that the Applicants can earn and the cost of leverage.

•	The likelihood of portfolio disruption, possible tax recognition events and other transaction costs to the Applicants and their common shareholders.

For the foregoing reasons, the Applicants do not believe deleveraging, in the current market environment, to be a reasonable method to provide liquidity to the holders of the Applicants' remaining APS Shares.

Any refinancing of the Applicants' APS Shares17 would be subject to the Applicants' negotiating agreements with acceptable counterparties, approval of any necessary changes to each Applicant's fundamental investment policies and approval of such arrangements by the Board, among other factors. The Applicants can provide no assurance that if the Commission grants the Order, the Applicants will be able to redeem any of their outstanding APS Shares using debt.

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17.

As noted above, for purposes of the Order, the Applicants' refinancings refer solely to any refinancings of post-Order debt entered into for the purpose of redeeming APS shares outstanding at the time the Applicants entered into such post-Order debt. The Applicants will comply with the conditions of the Order in connection with any such refinancings of post-Order debt.

The Applicants submit that the current state of the credit markets, which has affected APS Shares of all types, including the Applicants' APS Shares, is an historic event of unusual severity and requires a creative and flexible response on the part of both the private and public sectors. The Applicants believe that these issues have created an urgent need for limited, quick, thoughtful and responsive solutions and believe that the requested temporary relief is necessary, appropriate and in the public interest.

B.	Temporary Exemptive Relief is Consistent with the Protection of Investors and the Purposes Fairly Intended by the Policy and Provisions of the 1940 Act (and Section 18 in Particular)

The 1940 Act was adopted following a series of reports regarding investment trusts and investment companies prepared by the Commission at the direction of Congress, and extensive Congressional hearings. In Section 1(b) of the 1940 Act, Congress declared that the national public interest and the interest of investors are adversely affected by eight specifically enumerated business practices of investment companies and their operators, several of which apparently relate to the capital structure of investment companies. These include:

"(2) when investment companies are organized, operated, managed, or their portfolio securities are selected...in the interest of special classes of their security holders,...rather than in the interest of all classes of such companies' security holders;

"(3) when investment companies issue securities containing inequitable or discriminatory provisions, or fail to protect the preferences and privileges of the holders of their outstanding securities;

"(4) when the control of investment companies is unduly concentrated through pyramiding or inequitable methods of control, or is inequitably distributed...;

***

"(7) when investment companies by excessive borrowing and the issuance of excessive amounts of senior securities increase unduly the speculative character of their junior securities; or

"(8) when investment companies operate without adequate assets or reserves."

In The Regulation of Money Managers, Professor Tamar Frankel summarizes the extensive record of Congressional concerns relating to investment company capital structures that emerged from the hearings that led to the adoption of the 1940 Act:

Congressional hearings in 1940 revealed that some investment companies borrowed heavily from the public without adequate assets and reserves. The companies’ capital structures were very complex, composed of many classes of securities with various dividends, and liquidation and voting rights. Furthermore, before 1940, investment companies were free to borrow funds for securities speculation, whereas broker dealers were restricted in the extent to which they could provide loans for customers to finance securities transactions. The unequal regulation of investment companies and broker dealers in securing loans for securities transactions was not justified. The economic effect of borrowing by investment companies was similar to the economic effect of borrowing by broker dealers’ customers. Both use the loans to trade in securities. Furthermore, the existence of senior securities conflicted with the theory of mutuality of risk, which provided one of the justifications for investment company utility. In addition, senior securities gave the misleading impression of safety from risk and increased the speculative nature of both the common stock and senior securities.

Complex capital structures induced controlling common stockholders to invest in risky securities to produce income necessary to cover the high cost of money: this complexity enabled insiders to manipulate the allocation of expenses and profits among the various companies; it facilitated control without equity investment or any other investment; and it made it difficult for investors to value the securities of investment companies. Section 18 was designed to ameliorate these problems.

The original bill flatly prohibited investment companies from issuing and selling senior securities. After extensive hearings, a minor exception was given to open-end investment companies, and a few exceptions were carved out for closed-end investment companies and face-amount certificate companies. T. FRANKEL, The Regulation of Money Managers (2008), § 21.05; citations omitted.[18]

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18.

Despite the abundance of information and commentary regarding the abuses that prompted Congress to adopt Section 18 of the 1940 Act, the record is quite sparse as to the reason for the differential levels of asset coverage provided for closed-end management investment company senior securities that represent, respectively, indebtedness (300%) and stock (200%). Professor Frankel cites testimony from David Schenker at a 1940 Senate hearing to the effect that "debentures should be protected because they sacrifice return for security of investment." Hearings on S. 3580 before a Subcommittee of the Committee on Banking and Currency, U.S. Senate, at 1116-17 (1940). It perhaps stands to reason that, if a closed-end management investment company chooses to exercise its ability to issue both debt and preferred equity, a higher level of protection against the risk of default should be afforded to the debt than to the preferred stock. But protection of that kind is provided automatically by the mere fact that the debt ranks senior in the capital structure to any outstanding preferred stock.

Reviewing the requested temporary exemptive relief for the Applicants in light of the foregoing recitation of policy concerns leads to the conclusion in these unique, exigent circumstances that the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act would be served by granting a limited exemption permitting the refinancing of the Applicants' outstanding APS Shares with indebtedness having the same 200% minimum asset coverage as currently applies to the APS Shares.19 Specifically:

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19.

The Small Business Incentive Act of 1980 (the "1980 Act") made the same accommodation when it amended the 1940 Act to impose a lower level of asset coverage for debt to 200% for business development companies ("BDCs"). See 15 U.S.C.S. §80a-61(a)(1). The legislative history of the 1980 Act indicates that Congress considered the "special needs of such companies, while at the same time preserving important investor protections." (H.R. No. 96-1341, at 4804 (1980).) One of the "special needs" that may have led Congress to allow BDCs to issue debt with only 200% asset coverage is that the securities they purchase are "not readily marketable" and "are illiquid and may remain so for several years." (R. Thomas and P. Roye, Regulation of Business Development Companies under the Investment Company Act, 55 S. Cal. L. Rev. 895, 904, 905 (1982)).

1)

In the view of the Applicants' Boards, including the Applicants' Independent Directors, and as explained above, the interests of both classes of the Applicants' current investors would be well served by the proposal – the holders of APS Shares because they may achieve the liquidity that the market currently cannot provide, as well as full recovery of the liquidation value of their shares, and the common shareholders because (1) the Applicants' investment return would be enhanced to the extent that the cost of the new form of leverage is, over time, lower than that of the total cost of APS Shares based on their Maximum Rates without disruption to the declarations of dividends and other distributions that common shareholders may expect and (2) the adverse consequences of deleveraging would be avoided.

2)

Any proposed borrowings would be obtained from banks (as defined in Section 2(a)(5) of the 1940 Act), insurance companies (as defined in Section 2(a)(17) of the 1940 Act) or qualified institutional buyers (as defined in Rule 144(a)(1) under the Securities Act of 1933, as amended), who would be willing to transact on the basis of 200% asset coverage and would be capable of assessing the risk associated with the transaction; such lenders would not need the additional protection that Congress might have believed retail purchasers of investment company debentures in 1940 required or expected.

3)

The proposed liquidity solution does not "fail to protect the preferences and privileges of the holders of [the Applicants'] outstanding securities" (1940 Act § 1(b)(3)); any redemption of the Applicants' APS Shares has been and would be effected in full accordance with the relevant provisions of the Applicants' Articles Supplementary relating to the terms, rights, preferences and privileges of the APS Shares. The 200% asset coverage requirement applicable to the declaration of dividends or distributions and the repurchase of an Applicant's capital stock, including APS Shares, would limit the ability of the common shareholders to obtain assets of the Applicants to the detriment of the debt holders in accordance with the underlying purposes of Section 18(a)(1)(B) of the 1940 Act. In addition, the lenders who participate in the borrowings are, or will be, sophisticated institutional buyers who are capable of weighing the risks inherent in such lowered asset coverage limits. The common shareholders would continue to have the same rights and preferences that they have always had; and, assuming the complete redemption of an Applicant's APS Shares through borrowings, the total amount of leverage and claim on dividends will be the same as it was when the Applicant's capital structure was comprised of APS Shares and common shares.

4)

The proposed liquidity solution would not "by excessive borrowing and the issuance of excessive amounts of senior securities increase unduly the speculative character of [the Applicants'] junior securities" (1940 Act § 1(b)(7)). The Applicants would be no more highly leveraged if they replace their outstanding APS Shares with additional borrowings, and so there would be no increase in the risk to the common shareholders other than the risk that the borrowings cannot be refinanced on favorable terms when they mature.[20] The Applicants note that the proposed liquidity solution is temporary and that by the end of the Exemption Period the Applicants would be in compliance with the relevant asset coverage requirements. Accordingly, to the extent the 1940 Act's asset coverage requirements were designed to limit leverage because of its potential to magnify losses as well as gains, the proposed liquidity solution would not unduly increase the speculative nature of the Applicants' common shares because the relief is temporary, and the Applicants would be no more highly leveraged if they replace the outstanding APS Shares with additional borrowings.

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20.

The Applicants acknowledge that the perpetual nature of the APS Shares makes them in that respect a more attractive source of leverage than borrowing, which by its terms must be repaid or refinanced at or before a stated maturity date. The Applicants further acknowledge that managing any portfolio that relies on borrowing for leverage entails the risk that, when the borrowing matures and must be repaid or refinanced, an economically attractive form of replacement leverage may not be available in the capital markets. For that reason, any portfolio that relies on borrowing for leverage is subject to the risk that it may have to deleverage. As explained above, depending upon the circumstances, deleveraging could be disadvantageous to the holders of the leveraged portfolio’s common equity, insofar as it may disrupt portfolio management, reduce portfolio investment returns and potentially reduce the value of the common shares. The Applicants thus regard leveraging through borrowing as potentially a temporary, interim step, with the issuance of new preferred stock as a possible longer-term replacement source of portfolio leverage.

5)

The proposed liquidity solution would not make the Applicants' capital structure more complex, opaque or difficult to understand. Each Applicant has already redeemed a portion of its APS Shares. In the event that an Applicant replaces additional outstanding APS Shares with senior securities representing indebtedness, it would have the same capital structure that is currently in place. If the Applicant were able to fully replace its currently outstanding APS Shares with senior securities representing indebtedness, it would, as a result, have two classes of outstanding securities, one senior and one junior, as was the case prior to the Applicant's redemption of a portion of its APS Shares. This option would simplify the Applicant's capital structure, which currently consists of senior securities representing indebtedness, the remaining senior securities which are stock (i.e., the APS Shares), and common stock.

6)

The proposed liquidity solution would not result in undue concentration of the control of investment companies through "pyramiding," or inequitable methods or distribution of control (1940 Act § l(b)(4)).[21]

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21.

It appears that, prior to the adoption of the 1940 Act, voting power in many investment companies was concentrated in the hands of insiders who held the only voting shares in complex, multi-layered capital structures. One of the reasons for limiting the amount and complexity of closed-end management investment company capital structures was to eliminate the possibility that (absent default on a senior security) voting control would rest other than with the common shareholders.

For the aforementioned reasons, the Applicants believe that the request for the Applicants to be allowed to substitute on a temporary basis a 200% asset coverage requirement for the 300% asset coverage requirement, in the present, exigent circumstances, meets the standards for exemption under Section 6(c) of the 1940 Act. The Applicants also believe that the requested temporary relief from Sections 18(a)(1)(A) and 18(a)(1)(B) of the 1940 Act is necessary, appropriate and in the public interest and that such relief is consistent with the protection of investors and the purposes intended by the policy and provisions of Section 18 of the 1940 Act.

C.	Applicable Precedents

The Commission has granted relief substantially the same as that sought here to Eaton Vance Floating-Rate Income Trust, et al. (File No. 812-13540), SEC Release No. IC-28431 (October 2, 2008) (notice) and SEC Release No. IC-28464 (October 23, 2008) (order) and Calamos Convertible Opportunities and Income Fund, et al. (File No. 812-13552), SEC Release No. IC-28603 (January 14, 2009) (notice) and SEC Release No. IC-28615 (February 10, 2009) (order). As noted in the applications for those orders, in the past, the Commission has shown a very limited willingness to relax the asset coverage tests applicable to senior securities issued by closed-end investment companies. However, the circumstances under which the Commission has provided this relief are significantly different from the circumstances that the Applicants now face. For example, in In the Matter of G.E. Employees Securities Corporation,22 the Commission granted relief from a number of provisions of the 1940 Act to an employees' securities company. As part of the relief granted to the employees' securities company, the Commission relaxed the 300% asset coverage requirement on indebtedness to a 125% coverage requirement. The Commission deemed this lesser coverage requirement to be adequate considering the particular features of the company's capital structure (which included a number of different debt securities held by or for the benefit of employees and pensioners of General Electric Company and its affiliates, and limitations on the equity returns payable to General Electric Company) as well as the fact that holders of the debt securities were represented in the management of the employees' securities company. In In the Matter of Inter-Canadian Corporation,23 a closed-end management investment company sought relief from Section 18(a)(1)(A) of the 1940 Act to facilitate a voluntary acquisition of a controlling interest in an insurance company, with the goal of discontinuing the company's insurance operations and obtaining the company's portfolio of investments. To obtain a controlling interest, the investment company required a bank loan of sufficient size that the investment company would not comply with the asset coverage test of Section 18(a)(1)(A) of the 1940 Act. However, the investment company expected to be able to repay the loan within a relatively short period by causing the insurance company to make distributions, from liquidating its portfolio of investments, to its stockholders (including the investment company). The loan, by its terms, was to be repaid within two years, but the Commission required that the loan be repaid sooner (apparently within approximately seven months). The temporary nature of the loan, and the fact that the loan would be used to obtain access to liquid investments that could be used to repay the loan, appear to have been important to the Commission.

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22.	SEC Release No. IC-271 (December 2, 1941).
23.	SEC Release No. IC-2751 (July 28, 1958).

IV.	Conditions

The Applicants agree that any order of the Commission granting the requested relief shall be subject to the following conditions:

1.         Each Applicant that borrows subject to 200% asset coverage under the Order will do so only if such Applicant's Board, including a majority of the Independent Directors, shall have determined that such borrowings are in the best interests of such Applicant, its common shareholders and the holders of its APS Shares. Each Applicant shall make and preserve for a period of not less than six years from the date of such determination, the first two years in an easily accessible place, minutes specifically describing the deliberations by the Board and the information and documents supporting those deliberations, the factors considered by the Board in connection with such determination, and the basis of such determination.

2.         Upon expiration of the Exemption Period, each Applicant will have asset coverage of at least 300% for each class of senior security representing indebtedness.

3.         The Board of any Applicant that borrows in reliance on the Order shall receive and review, no less frequently than quarterly during the Exemption Period, detailed progress reports prepared by management (or other parties selected by the Independent Directors) regarding and assessing the efforts that the Applicant has undertaken, and the progress that the Applicant has made, towards achieving compliance with the appropriate asset coverage requirements under Section 18 of the 1940 Act by the expiration of the Exemption Period. The Board, including a majority of the Independent Directors, will make such adjustments as it deems necessary or appropriate to ensure that the Applicant comes into compliance with Section 18 of the 1940 Act within a reasonable period of time, not to exceed the expiration of the Exemption Period. Each Applicant will make and preserve minutes describing these reports and the Board's review, including copies of such reports and all other information provided to or relied upon by the Board, for a period of not less than six years from the date of such determination, the first two years in an easily accessible place.

V.	Procedural Compliance

Pursuant to Rule 0-2(c) under the 1940 Act, each Applicant hereby states that the person signing and filing this Application on its behalf is fully authorized to do so; that under the provisions of the Charter of such Applicant, responsibility for the management of the affairs of such Applicant is vested in its Board of Directors; and that such Applicant has complied with all requirements for the execution and filing of this Application in its name and on its behalf. These verifications required by Rule 0-2(d) are attached to this Application as Exhibit A. The resolutions of the Board of Directors of each Applicant approving the filing of this Application are attached to this Application as Exhibit B. Applicants state that the authorizations described above remain in effect as of the date hereof and are applicable to the person signing this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants further state that:

(a) The address of each of the Applicants is as follows:

280 Park Avenue

New York, New York 10017

Contact: Francis C. Poli, Esq.

(b) Any questions regarding this Application should be directed to:

Stuart H. Coleman, Esq.

Stroock & Stroock & Lavan LLP

180 Maiden Lane

New York, New York 10038

212.806.6049

VI.	Conclusion

On the basis of the foregoing, the Applicants respectfully request that the Commission enter an order pursuant to Section 6(c) of the 1940 Act granting an exemption from Section 18(a)(1)(A) of the 1940 Act to the extent necessary to permit each Applicant the option to issue or incur debt after the issuance of an Order, for the purpose of refinancing any of the Applicant's APS Shares that are outstanding at the time such post-Order debt is issued or incurred (as well as any refinancing of such post-Order debt until the expiration of the Order), subject to asset coverage of 200% during the Exemption Period. In addition, the Applicants request that the Order grant an exemption from Section 18(a)(1)(B) of the 1940 Act so that each Applicant may, in connection with the borrowings, and to the extent that compliance with Section 18(a)(1)(B) is not excused in the circumstances by Section 18(g) of the 1940 Act, make provision to prohibit the declaration of dividends or distributions and the purchase of its capital stock (including its APS Shares) unless, at the time of any declaration or purchase, after deducting the amount of such dividend, distribution or purchase price, it has an asset coverage of at least 200%.

    COHEN & STEERS ADVANTAGE INCOME REALTY FUND, INC.

    COHEN & STEERS GLOBAL INCOME BUILDER, INC.

    COHEN & STEERS PREMIUM INCOME REALTY FUND, INC.

    COHEN & STEERS QUALITY INCOME REALTY FUND, INC.

    COHEN & STEERS REIT AND PREFERRED INCOME FUND, INC.

    COHEN & STEERS REIT AND UTILITY INCOME FUND, INC.

    COHEN & STEERS SELECT UTILITY FUND, INC.

    COHEN & STEERS WORLDWIDE REALTY INCOME FUND, INC.

    By:   /s/ Stephen M. Benham

Name:	Stephen M. Benham
Title:	Assistant Secretary

Dated: March 26, 2009

EXHIBIT INDEX

		Page
A.	Verification of Applicants	30
B.	Board Authorization	31

EXHIBIT A

VERIFICATION OF APPLICANTS

THE STATE OF NEW YORK	)
) SS:
COUNTY OF NEW YORK	)

The undersigned, being duly sworn, deposes and says that he has executed the attached Application for an Order of the U.S. Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940, as amended, dated March 26, 2009, for and on behalf of each of Cohen & Steers Advantage Income Realty Fund, Inc., Cohen & Steers Global Income Builder, Inc., Cohen & Steers Premium Income Realty Fund, Inc., Cohen & Steers Quality Income Realty Fund, Inc., Cohen & Steers REIT and Preferred Income Fund, Inc., Cohen & Steers REIT and Utility Income Fund, Inc., Cohen & Steers Select Utility Fund, Inc. and Cohen & Steers Worldwide Realty Income Fund, Inc. (each, a "Fund"); that he is an Assistant Secretary of each Fund; and that all action by each Fund's Board of Directors necessary to authorize deponent to execute and file such Application has been taken. Deponent further states that he is familiar with such Application and the contents of such Application, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Stephen M. Benham
Stephen M. Benham Assistant Secretary

EXHIBIT B

BOARD AUTHORIZATION

The undersigned hereby certifies that he is an Assistant Secretary of each of Cohen & Steers Advantage Income Realty Fund, Inc., Cohen & Steers Global Income Builder, Inc., Cohen & Steers Premium Income Realty Fund, Inc., Cohen & Steers Quality Income Realty Fund, Inc., Cohen & Steers REIT and Preferred Income Fund, Inc., Cohen & Steers REIT and Utility Income Fund, Inc., Cohen & Steers Select Utility Fund, Inc. and Cohen & Steers Worldwide Realty Income Fund, Inc. (each, a "Fund" and collectively, the "Funds"); that with respect to the attached application for an order of exemption (the "Application") from certain provisions of the Investment Company Act of 1940, as amended (the "1940 Act"), all actions necessary to authorize the execution and filing of the Application have been taken and the person filing the Application on behalf of the Funds is fully authorized to do so; and that at a Board meeting held on October 24, 2008, the Boards of Directors of the Funds adopted the following resolutions authorizing the execution and filing of this Application:

RESOLVED, that each Fund apply to the Securities and Exchange Commission, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), for an exemption from Section 18(a)(1) of the 1940 Act as discussed at this meeting, and make such amendments to such application as the officers of the Fund, upon advice of counsel, deem necessary and appropriate; and

RESOLVED, that a Co-Chairman, the President, any Vice President, the Treasurer or Assistant Treasurer, and the Secretary or Assistant Secretary be, and each of them hereby is, authorized to execute and cause to be filed the application and any amendments thereto hereinabove authorized in such form as the officer executing the same approve, such execution thereof to be conclusive evidence of such approval.

Dated: March 26, 2009

/s/ Stephen M. Benham
Stephen M. Benham Assistant Secretary